Filed by Empire State Realty Trust, Inc.

and Empire State Realty OP, L.P.

Pursuant to Rule 425 under the Securities Act of 1933

Subject Companies: Empire State Realty Trust, Inc.

Commission File No. for Registration Statement

on Form S-4: 333-179486

Empire State Realty OP, L.P.

Commission File No. for Registration Statement

on Form S-4: 333-179486-01

The following are a note card and accompanying article dated February 15, 2013 published by Forbes.com about the benefits of the proposed consolidation, which are being sent to participants in each of Empire State Building Associates L.L.C., 60 East 42nd Street Associates L.L.C. and 250 West 57th St. Associates L.L.C.

February 22, 2013

Dear Fellow Participant:

Last week, Forbes.com published an article about our proposed transaction and we think you will find it informative. We wanted to share it with you.

For more than 75 years, we have always seen our investors as part of a family and served them faithfully. We look forward to continuing our mission to preserve and enhance the value of your investment for the long-term through the proposed formation of Empire State Realty Trust, Inc.

We are always here to help you directly in any way we can. Please call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 or e-mail us at inquiries@malkinholdings.com if you have questions.

Remember, your vote counts. If you have not already done so, please take a few minutes to fill out and mail back your consent form. Thank you for your support.

Sincerely,

MALKIN HOLDINGS LLC

/s/ Peter L. Malkin Peter L. Malkin Chairman	/s/ Anthony E. Malkin Anthony E. Malkin President

We firmly believe the proposed transaction offers you better advantages and opportunities than the status quo. Please make use of the resources we have made available for you to learn about its benefits.

▶	Review the sample consent form and instruction booklet we sent.

▶	Watch the DVD we sent you, with videos on the transaction’s structure and benefits.

▶	Visit our website at www.EmpireStateRealtyTrust.com, where new content is uploaded regularly.

▶	Call our proxy solicitation agent, MacKenzie Partners, at 1-888-410-7850 to speak to a professional who has been trained to answer your questions over the phone.

▶	Register for a conference call with us through our website or by calling Mackenzie.

▶	Consult our SEC filings for detailed information about the proposed transaction.

▶	E-mail us at inquiries@malkinholdings.com with your questions or for help registering for a conference call or filling out your consent form.

We urge you to review the Registration Statement on Form S-4, prospectus/consent solicitation statement and other related documents now filed or to be filed with the SEC, because they contain important information. You can obtain them without charge on the SEC’s website at www.sec.gov. You can also obtain without charge a copy of the prospectus/consent solicitation and the supplements relating to the individual entities by contacting Ned H. Cohen at 212-687-8700 at Malkin Holdings LLC.

Empire State Realty Trust: This Proposed New REIT Makes Cents

Forbes

By Brad Thomas

15 February 2013

Empire State Realty Trust investors recently announced that it had commenced voting on the fate of the company’s IPO. The proposed new Real Estate Investment Trust (REIT) consists of 12 office properties, six retail properties, and one development site and is anchored by the world-famous officer tower known as The Empire State Building. The portfolio, encompassing around 8.4 million rentable square feet is located in midtown Manhattan, Fairfield County (CN), and Westchester County (NY).

The major stakeholder, Malkin Holdings, has owned the iconic office tower for over 50 years and by combining other Malkin Holding properties, the new REIT is aiming to create broader diversification and a substantially lower overall cost of capital. By becoming a REIT, listed on the New York Stock Exchange, investors can also benefit from full market liquidity where Manhattan property valuations are at record levels.

The current ownership group has around 2,800 shareholders and by SEC rules, the shortest period of time the voters have to cast a vote is by March 26th – for and against – by terms of the consent, the Malkins have until the end of 2014 actually to conclude the vote for the new REIT proposal (which ESB must be approved by 80%). So investors must determine whether a roll-up of the currently syndicated assets are more valuable as a “pure play” New York area REIT.

The last New York area publicly-listed company to list shares as a REIT was S.L. Green (SLG). Almost 16 years ago SLG went public and since that time the $14.4 billion company has returned over 615% (while the S&P 500 returned 151%). SLG has a current market capitalization of $7.5 billion and its dividend yield is 1.61%.

Also, Vornado Realty (VNO) – another New York-based REIT – listed (as REIT) in 1993 and since that time, the company has returned over 1,332% (compared with the S&P 500 of 406%). VNO has a current market capitalization of $15.83 billion and its dividend yield is 3.43%.

What Is The Value Proposition of Becoming a REIT?

According to filings, the Malkin family have offered investors an array of options including: class A shares, operating partnership units, or a combination of OP units and class B shares. This includes tax deferred options that gives investors flexibility in tax deferral.

Earlier this week I stopped by the headquarters of Malkin Holdings and asked Anthony (Tony) and Peter Malkin a few questions regarding the proposed REIT conversion. It was clear to see that the father and son team are very passionate about the business and specifically the iconic portfolio they assembled by with generations of their investors.

I find it most ironic that the opposition group is upset because they believe that Malkin Holdings is forcing them into a new structure that is more risky and volatile. The controversy boils down to the argument that the upset stakeholders would prefer to own illiquid shares that they deem are “like bonds”.

Excuse me! When is the last time a multi-tenant office building was “like a bond”. And let’s face it, REIT shares today are soaring. Why would anyone not want to own shares in a landmark portfolio in perhaps the best market in the nation – and one of the best in the world.

But before deciding, let’s find out what the management team has to say. As noted, I met earlier this week with Anthony and Peter Malkin. According to LinkedIn, the Malkin family has been active in real estate for four generations. Anthony Malkin’s great grandfather, Joseph Wien started the family in the real estate business and in 1934 his grandfather Lawrence A. Wien created the concept of real estate syndication. Anthony Malkin is President and CEO of Malkin Holdings and Peter L. Malkin is Chairman.

Thomas: Why should investors vote in favor of this transaction?

Anthony Malkin: This unlocks investors from an archaic investment structure while giving them several good options and benefits, including the chance to trade into a portfolio of trophy pre-war, Manhattan-area assets on a 100% tax-deferred basis… these are benefits that they do not have now. By allowing investors to hold interests listed on the New York Stock exchange, this transaction offers a new found path to liquidity, so an investor can sell at an efficient market price. All sales to date have been at what we think are tremendous illiquidity discounts to value.

Those investors, like our family, who do not plan to sell and do remain investors, will continue to receive distributions. However, unlike the distributions they currently receive, which are unpredictable and determined by the decisions of the operating lessee over which they have no control, REIT distributions will be based on a portfolio of properties and must be at least 90% of the REIT’s taxable income. So, we believe distributions will be more consistent. We also believe there is greater potential as a REIT than in the current structure for increased distributions from improved property performance and growth opportunities. Additionally, if the transaction is approved, all investors will receive a one-time distribution of cash reserves and reimbursement of transaction expenses, as well as class action settlement funds.

The REIT offers investors the benefits of diversification, one of the core principles of sound investing. Investors will also benefit from better access to capital markets, a modern governance structure, with six of seven board members independent, and all the protections of Dodd-Frank, Sarbanes-Oxley, and the NYSE, and will escape the current structure’s risks of disputes and damaging deadlocks.

Thomas: So Why IPO now?

Anthony Malkin: More than two years ago, when we began developing the original idea for this transaction, we felt that one of its benefits was that it addressed the fact that Leona Helmsley’s estate must sell its interest in the operating lessee of the Empire State Building. This is not an option – it is a requirement under her will. The Helmsley Estate owns veto positions in several of these properties in which they are invested with the Malkin family, including a veto right with the Malkin family in the operating lessee of the Empire State Building.

After careful consideration, the Malkins suggested to the Helmsley Estate that contributing the properties to a REIT with a public offering provided numerous benefits and might provide a desirable result for this sale requirement, and the Helmsley Estate agreed. Without the agreement of the Malkins and the Helmsley Estate to move forward with the planned consolidation and IPO, these investor benefits would not be available, and we believe that investors would be stuck with illiquidity, reduced upside, a concentrated investment without diversity, archaic corporate structure, and greater uncertainty in their returns.

If the consolidation and IPO do not go forward, the Helmsley estate will choose another way to liquidate its real estate holdings, which may include sales of certain influence and blocking control positions (including its veto in the operation of the Empire State Building), and that may lead to disruptions and/ or reductions in distributions. Timing is everything. While one of the original factors was the Helmsley Estate sale, the transaction also provides a set of benefits for all investors which, instead of being driven by the Helmsley Estate, are made possible by the agreement of the Malkins and the Helmsley Estate.

Thomas: Who is the management team who will run the REIT?

Anthony Malkin: The same team that has shepherded these investments and turned around all the properties will be running the publicly traded REIT. The bulk of my team has worked on these assets for two decades. I will be the CEO of the REIT. I have been here more than 23 years and have worked diligently to build the management and marketing team which has renovated and repositioned these pre-war buildings to create award winning, trophy properties that attract the best tenants and the best brokers. In fact, the only recent addition to our senior management team is our Chief Financial Officer who has the necessary public company experience, and he has been with us for over a year. The management team will report to an independent Board of Directors made up of both industry experts and proven business people.

Thomas: What can these buildings do as a REIT that they can’t do as standalone entities?

Anthony Malkin: As a publicly traded REIT, we will have access to capital currently unavailable to the individual properties. This capital can help fund renovations, thereby increasing our funds available to distribute to our investors, cash flow, and the potential for growth-generating acquisitions.

Thomas: What are the advantages of not forming a REIT?

Anthony Malkin: We are fiduciaries for our investors and feel responsible for ensuring that they have the information they need to make the right decision. We see less upside for our investors if this transaction does not proceed. We see no advantages to the status quo – in fact we see only potential disadvantage and risk. If this deal is not approved, our investors will lose the opportunity to realize the value resulting from the transaction, and will acquire the risk that comes with the potential sale of the Helmsley Estate’s interest to an unknown third party which might cause deadlock.

Thomas: Did you even think of making the Empire State Building a REIT on its own?

Anthony Malkin: There is not any industry expert with whom we have spoken who can point to a success, or believes that there could be a success, from any single-asset REIT. We do not believe it is realistic or desirable. As any market participant can tell you, a single-asset REIT is not typical or preferable to potential REIT investors (the great majority of which are institutional investors). A stand-alone REIT would bear many of the same ongoing expenses of a REIT owning a portfolio of properties, but without the benefit of diversification which REIT investors want. We believe it would be far less attractive to investors and diminish everyone’s value. Also, it’s a non-starter – any ESB-only REIT would require the consent of the operating lessee which is controlled by the Malkin family and the Helmsley Estate, which have consented only to the consolidation and IPO as currently proposed.

Summing It Up

Empire State Realty Trust is positioned to become an exceptional new REIT. The current management team, Malkin Holdings, has considerable experience in managing risk and the company’s circle of competence is well-defined and a core part of the overall value proposition. There is no doubt that the combined portfolio will provide scale and diversification – a key differentiator for the New York area company. However, the true measure of success for Empire State Realty Trust will be the outstanding risk control that I found to be a uniquely identifiable feature for the four generations of owners. Simply said, Malkin Holdings has a well-defined leadership strategy that has sustained the course because of its exceptional track record of honor and integrity.

When you boil it all down, outstanding investors are distinguished for their ability to control risk AND generating returns. Malkin Holdings has deep knowledge of the Empire State Realty Trust portfolio and the new REIT’s competitive advantages should provide meaningful returns for investors seeking high-quality exposure in one of the best markets in the world – including a trophy tower that’s like no other!

Brad Thomas has no ownership position in the stocks listed in this article.